U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

SEC File Number  0-14731                 Cusip Number

                                   [Check One]
   |_|Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-QSB|_| Form N-SAR

                  For the Period Ended:  March 31, 1999

                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR
                  For the Transition Period Ended

             Read Instructions [on back page] Before Preparing Form.
                              Please Print or Type

           Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein

         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification
                                    relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant: Computer Marketplace(R), Inc.
Former Name if Applicable:
Address of Principal Executive Office [Street and Number]: 1171 Railroad Street City, State and Zip Code: Corona, California 91720

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                           [Check box if appropriate]

      [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X]   [b] The subject annual report,  semi-annual report,  transition report on Form 10-KSB, Form 2-F, Form 11-K, Form N-SAR, or portion thereof , will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not been able to compile the requisite financial data necessary to enable it to have to have sufficient time to complete the Company's financial statements by May 17, 1999, which is the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense.

PART IV - OTHER INFORMATION

    [1] Name and telephone number of person to contact in regard to this notification

               L. Wayne Kiley                      909             735-2102
                   [Name]                      [Area Code]      [Telephone No.]

    [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].[X] Yes [ ] No


    [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Computer Marketplace(R), Inc.
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 1999                             By: /s/ L. Wayne Kiley
     ----------------------------------            ---------------------------
                                                    L. Wayne Kiley, Chairman and
                                                   President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violation  [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers - This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                           COMPUTER MARKETPLACE(R), INC.

                     PART IV[3] - NARRATIVE FOR FORM 12B-25

                                                     Nine Months Ended
                                                         March 31,
                                                    1 9 9 9      1 9 9 8
                                                    -------      -------

Revenues                                           $2,193,000    $ 6,610,000
                                                   ==========    ===========

Net [Loss]                                         $ (524,000)   $(1,540,000)
                                                   ==========    ===========

[Loss] Per Share                                   $     (.37)   $     (1.02)
                                                   ==========    ===========




During the nine months ended March 31, 1999, the Company has significantly downsized its operations.